Exhibit 10.19

March 18, 2012

Arlene Morris

[Address]

Dear Arlene:

I am writing to confirm our recent conversations. I am pleased to offer you employment as Chief Executive Officer (“CEO”) of Syndax Pharmaceuticals, Inc. (the “Company”). Effective as of March 19, 2012, you will be working out of the Company’s offices in Boston and your office in South Carolina.

1. Position. As CEO, you will be the senior most officer of the Company and have such duties and responsibilities typically associated with such senior officer, and you shall report to the Company’s Board of Directors (“Board”). During your employment, you shall devote substantially all of your business efforts and time to the Company; provided, however, that you may continue to serve as a member of corporate boards of directors on which you serve on the date of this Agreement so long as such activities do not materially interfere with the discharge of your duties as CEO.

2. Compensation and Benefits. Your compensation includes a Base Salary at an annualized rate of $400,000. You also will be eligible for those employment benefits that the Company may offer its employees generally. Currently these benefits include: health insurance, vacation days, and participation in the Company’s 401(k) plan. These benefits are governed by the terms and conditions contained in the applicable plans or policies, and they are subject to change or discontinuation at any time, at the discretion of the Company.

3. Annual Bonus. You will be eligible to receive an annual Target Bonus of up to forty percent (40%) of your base annual salary, based on the successful satisfaction of objectives set by the Company’s Board. You and the Board will, in good faith, agree upon written performance goals with respect to such Target Bonus no later than February 28th of each year prior to the completion of Company’s initial public offering (“IPO”). After the IPO, you will consult with the Board prior to the establishment of written performance goals in accordance with the Company’s then existing policies and procedures. The Target Bonus for each year, if any, will be paid to you no later than March 15th of the following calendar year; provided that, except as otherwise set out herein, you will not be eligible to earn any Target Bonus unless you are employed by the Company on the date when such bonus is paid.

4. Initial Grant of Stock Options. In connection with the commencement of your employment, the Company will grant to you at its next regularly scheduled Board meeting an option to purchase 967,278 shares of the Company’s common stock (equal to approximately 1% of the Company’s issued and outstanding capital stock on a fully-diluted basis as of the date of this offer letter) at an exercise price per share equal to the fair market value per share of the Company’s common stock on the date of grant (as determined by the Board on the date of grant).

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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The option shares issuable pursuant to this initial grant shall be immediately exercisable, subject to vesting and other terms and conditions set forth in the grant agreement, including that 25% of the shares issuable shall vest on the one year anniversary of the your employment commencement date (the “Vesting Commencement Date”) and 1/36th of the remaining shares shall vest at the end of each month following the one year anniversary of such Vesting Commencement Date. In the event you exercise any options prior to the time such options have vested, any unvested shares shall be subject to a right of repurchase by the company at cost in the event your employment terminates for any reason. In connection with a Change of Control (as defined below) of the Company, all such options shall accelerate and become fully vested.

5. Additional Grant of Stock Options. In connection with an initial public offering (“IPO”) of the Company’s common stock, subject to approval by the Company’s Board, immediately prior to the pricing of an IPO, the Company will grant to you an option to purchase up to such number of shares of common stock as would be necessary to permit you to have a post-IPO ownership interest in the Company of 1% on a fully diluted basis. Each share of common stock available for purchase under this additional stock option grant shall have an exercise price per share equal to the fair market value per share of the Company’s common stock on the date of the grant, and shall vest in accordance with the Company’s standard vesting schedule beginning on the Vesting Commencement Date.

6. Strategic Transaction Carve-out. In connection with a Change of Control of the Company, pursuant to the carve-out plan adopted by the Board then in effect, you shall receive prior to calculation of any payment or distribution of proceeds to stockholders a cash payment equal to the 2% of the net proceeds received in the Change of Control that are payable to stockholders after payment of any transaction-related expenses. Such payment shall be made upon the closing of the Change of Control and shall be subject to any escrow or contingent payment holdbacks applicable to the Company’s stockholders, and shall be subject to any vesting requirements set forth in the carve out plan on the terms attached hereto as Exhibit A. Such carve-out plan shall terminate immediately upon the closing of the Company’s IPO.

7. Promissory Note. Prior to filing a registration statement with the Securities Exchange Commission (the “SEC”), the Company will loan you the amount necessary to exercise any or all of your outstanding options in the event that you choose to exercise such options prior to an IPO (the “Note”). The parties acknowledge and agree that, to the extent you exercise unvested options with a Note, it is your intention to file an election under Section 83(b) of the Internal Revenue Code for purposes of preserving capital gains treatment on the underlying shares. Unvested shares, once purchased, shall be subject to the same restrictions and obligations as are set out in your option agreements including a right of repurchase of any unvested shares at cost in the event your employment with the Company terminates for any reason. The Note will include such customary terms as are required for an employment-related “deemed demand” loan under the Internal Revenue Code, which shall include your unconditional promise to repay the note within the five (5) years from the date of the making, interest at a market interest rate to be determined (which shall be equal to the Applicable Federal Rate on the date of making), pledge of your stock as collateral, and requirement to prepay the note upon the earliest to occur of sale of all or any portion of such collateral (such prepayment applicable only with respect to the number of collateralized shares sold), your termination for Cause or resignation without Good Reason, or the filing of the Company’s first registration statement with the SEC.

8. Board Seat. You shall continue to be a member of the Board, but you shall not receive any additional compensation for your role as a member of the Board. In addition, your Board seat shall constitute the seat reserved for the CEO of the Company and you will no longer be considered an independent member of the Board.

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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9. Duration. Although we expect a long and successful relationship, your employment will be at will, meaning that you or the Company can terminate it at any time, with or without Cause or notice. If the Company terminates your employment without Cause (which includes as a result of a Change of Control), or if you resign for Good Reason, and provided that you satisfy the Conditions, you shall receive the following severance benefits on the 60th day following your termination date:

(a) A lump sum payment equal to the sum of twelve (12) months of your then-current Base Salary (less applicable payroll withholding);

(b) Acceleration of vesting with respect to your outstanding equity awards as to the number of shares that would have otherwise vested during the twelve (12) month period following your termination date; and

(c) If you elect, continuation coverage under its health plans (“COBRA” coverage) for you (and, if applicable, your dependents enrolled as participants in such health plans as of the date of termination) the Company shall pay the full premium for such coverage for the twelve-month period following your termination date. In the event you become covered by another employer’s plan that offers health plan benefits, such COBRA coverage shall immediately cease. To the extent such coverage cannot be provided under the Company’s group health plan without jeopardizing the tax status of such plan or for underwriting reasons, the Company shall pay you an amount equal to the full premiums foir a twelve-month period in a single lump sum.

As used in this paragraph:

“Cause” means (a) a substantial and repeated failure to perform your job duties, unless any such failure is corrected within thirty (30) days if such cure will fully repair any failure, following written notice by the Board or its delegate that specifically identifies the manner in which you have failed to substantially performed your duties or; (b) breach of your fiduciary duties to the Company; (c) misappropriation Company assets or fraud that is injurious to the Company; (d) your willful violation of a material Company policy; or (e) the conviction of a felony or other crime involving moral turpitude. No act, or failure to act, by you shall be “willful” unless committed without good faith and without a reasonable belief that the act or omission was in the best interest of the Company.

“Conditions” means (a) you have returned all Company property in your possession within 10 days following your termination, and (b) you have executed a full and complete general release of all claims that you may have against the Company or persons affiliated with the Company in a form acceptable to the Company (which shall include, among other terms, a mutual non-disparagement clause) and such release has become effective no later than the 30th day after your termination.

“Good Reason” means, without your express written consent, the occurrence of any of the following events: (a) a material diminution of your authority, duties or responsibilities with the Company taken as a whole; (a) a greater than 10% reduction by the Company in your Base Salary as in effect immediately prior to such reduction unless such reduction occurs in connection with an across-the-board reduction in base salaries of other similarly situated employees; (c) the requirement to establish residence in a location more than 50 miles from your current residence; and (d) the failure of the Company to obtain the assumption of this employment agreement by

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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any successor company. You must give the Company written notice describing the Good Reason event in reasonable detail within ninety (90) days of your actual knowledge of the occurrence of the Good Reason event. The Company shall have thirty (30) days after its receipt of written notice to reasonably cure the event or condition cited in the written notice so that Good Reason will have not formally occurred as a result of the event in question until such cure period has expired. A termination of employment due to Good Reason shall occur no later than thirty (30) days after the expiration of such cure period or on notification by the Company that it does not intend to cure, whichever is earlier. For purposes of notice under this paragraph, if yours authority, responsibility or duties are materially diminished incrementally over a period of time (not to exceed twelve months), the “event” shall be deemed to occur when such reduction, in the aggregate, becomes material.

“Change of Control” means (a) the Company transfers all or substantially all of its assets, unless, immediately after consummation of such transaction, the shareholders of the Company immediately prior to the transaction hold, directly or indirectly, more than 50% of the voting stock of the; or (b) any merger, reorganization, consolidation or similar transaction, unless, immediately after consummation of such transaction, the shareholders of the Company immediately prior to the transaction hold, directly or indirectly, more than 50% of the voting stock of the transferee. For clarity, a Change of Control shall not include any sale of stock to the public or otherwise undertaken primarily for financing purposes.

10. Reimbursement of Expenses. The Company will reimburse you for your necessary and reasonable business expenses incurred in connection with your duties in accordance with the Company’s generally applicable policies. You and the Company acknowledge that you will be required to spend a certain amount of time each month at the Company’s Boston headquarters. Accordingly, the Company will reimburse, or pay for, all reasonable expenses incurred by you in connection with commuting between the Company’s Boston and South Carolina offices, including your actual and reasonable living expenses incurred in the Boston area and your actual and reasonable commuting expenses incurred between Boston and your current principal residence in South Carolina, including, if applicable, hotel accommodations, a corporate apartment lease, furniture rental, airfare for commercial air travel in business or a lower class cabin, and ground transportation up to a maximum of $10,000 per month. In addition, the Company agrees to provide you with a one-time reimbursement of your reasonable attorneys’ fees incurred in connection with the negotiation and execution of this Agreement, not to exceed $10,000.

For the avoidance of doubt, to the extent that any reimbursements payable by the Company to you under this Agreement or otherwise are subject to the provisions of Section 409A of the Internal Revenue Code, any such reimbursements will be paid no later than December 31st of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and the right to reimbursement will not be subject to liquidation or exchange for another benefit.

11. Section 409A. For purposes of Section 409A of the Internal Revenue Code, each payment that is paid pursuant to Section 9 is hereby designated as a separate payment. The parties intend that all payments made or to be made under this Agreement comply with, or are exempt from, the requirements of Section 409A so that none of the payments or benefits will be subject to the adverse tax penalties imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be so exempt. Specifically, any severance payments made in connection with your separation from service under this Agreement and paid on or before the 15th day of the 3rd month following the end of your first tax year in which your separation from

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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service occurs, or, if later, the 15th day of the 3rd month following the end of the Company’s first tax year in which your separation from service occurs, is intended to be exempt pursuant to Treasury Regulation Section 1.409A-1(b)(4) and any additional severance provided in connection with your separation from service under this Agreement is intended to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii) (to the extent it is exempt pursuant to such section it will in any event be paid no later than the last day of your 2nd taxable year following the taxable year in which your separation from service has occurred). Notwithstanding the foregoing, if any of the payments provided in connection with your separation from service does not qualify for any reason to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4), Treasury Regulation Section 1.409A-1(b)(9)(iii), or any other applicable exemption and you are, at the time of your separation from service , a “specified employee,” as defined in Treasury Regulation Section 1.409A-1(i) (i.e., you are a “key employee” of a publicly traded company), each such payment will not be made until the first regularly scheduled payroll date of the 7th month after your separation from service and, on such date (or, if earlier, the date of your death), you will receive all payments that would have been paid during such period in a single lump sum.

12. Golden Parachute Excise Tax. In the event that the Company undergoes a “change of ownership” within the meaning of Section 280G of the Internal Revenue Code, the Company shall make good faith efforts to obtain the stockholder approval required to satisfy the exemption set out in Section 280G(b)(5) of the Code and prior to such stockholder approval, you will waive your entitlement to receive any amount that would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”) if such approval is not obtained. If the Company decides not to seek such stockholder approval in good faith because of a determination that such approval is unlikely to be obtained and a payment or benefit received by you pursuant to this Agreement (a “Payment”) would constitute an “excess parachute payment” within the meaning of Section 280G subject to the Excise Tax, such Payment shall be equal to a reduced amount. Such reduced amount shall be calculated as either (i) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (ii) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the reduced amount, the reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock awards, if applicable; reduction of employee benefits. The accounting firm engaged by the Company (or its successor) for general tax purposes shall perform the foregoing calculations. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a Payment is triggered. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon you and the Company.

13. Choice of Law and Severability. This Agreement will be interpreted in accordance with the laws of the State of Delaware without giving effect to provisions governing the choice of law. If either party hereto brings any action to enforce his or its rights hereunder, the prevailing party in any such action will be entitled to recover her or its reasonable attorneys’ fees and costs incurred in connection with such action.

When you report for work, you will need to provide for our review documents necessary to establish employment eligibility verification as required by the Immigration and Naturalization Service. You will also be required, as a condition of employment, to execute a Confidentiality and Proprietary Inventions Agreement in the form approved by the Board.

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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Please acknowledge this letter and return it to me. We look forward to your joining the Company on March 19, 2012. If you have any further questions or require additional information, please feel free to contact me.

Sincerely,

SYNDAX PHARMACEUTICALS, INC.

By: /s/ Dennis Podlesak

Dennis Podlesak
Chairman of the Board
Syndax Pharmaceuticals, Inc.

Acknowledged:	/s/ Arlene M. Morris
Arlene Morris

Date: 3/20/2012

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420

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Exhibit A

Syndax Pharmaceuticals, Inc.

2012 Strategic Transaction Bonus Plan

Total Pool:

4.5% of cash proceeds actually paid to investors, net of transaction costs and escrow, in a Change of Control, including a strategic partnering transaction (as defined in definitive agreement). (e.g. Total proceeds to be paid in connection with transaction = $100m; Investors $95.5m; Plan participants, up to $4.5m).

Stockholder Approval:

Subject to approval of the stockholders of the Company pursuant to the current governance documents and agreements to which the stockholders are party.

Apportionment:

Arlene Morris	2.0%
Joanna Horobin	1.5%
Discretionary	1.0%

Board Discretion:

Discretionary apportionment subject to the discretion of the Board with respect to all terms and conditions, including caps, applicability to upfront proceeds and/or contingent payments and vesting.

Plan Termination:

On the earlier of Company’s initial public offering or the termination of employment of a participant for “Cause” by the Company, or not for “Good Reason” by such participant.

Specific Grants:

Arlene Morris

Award:	2.0% of all cash proceeds (upfront and contingent/earnout) actually paid to investors.

Award Cap:	None.

Vesting:	Four year vesting, as follows:

25% vests on the first anniversary of grant. Remaining vests 1/36 per month until fully vested.

Acceleration:	Vesting shall accelerate 100% on a Change of Control.

Syndax Pharmaceuticals, Inc., 460 Totten Pond Road, Suite 650, Waltham, MA 02451 Telephone: 781.419.1400 Fax: 781.419.1420